June 23, 2010

By Electronic Submission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street. NE

Washington, D.C. 20549-3720

Attn: Larry Spirgel, Assistant Director

Re:	The Princeton Review, Inc.

Form 10-K for fiscal year ended December 31, 2009

Filed March 15, 2010, as amended April 30, 2010

File No. 000-32469

Dear Mr. Spirgel:

This letter is being furnished on behalf of The Princeton Review, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated June 11, 2010 (the “Letter”) to Michael Perik, Chief Executive Officer of the Company, with respect to the Company’s Form 10-K (the “Form 10-K”) that was filed with the Commission on March 15, 2010, as amended on April 30, 2010.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. A copy of this letter is being sent under separate cover to Reid S. Hooper of the Commission.

COMMENT:

Form 10-K for fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 38

1.	In future filings, discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2010

RESPONSE: The Company acknowledges the Staff’s comment and will provide such discussion in future filings.

COMMENT:

Critical Accounting Policies and Estimates, page 50

Goodwill Impairment, page 50

2.	We note that goodwill represents 48% of your total assets as of December 31, 2009. You state that you completed your annual impairment test and determined that your goodwill assets were not impaired in 2009, 2008 and 2007. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

•	the percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	the amount of goodwill allocated to the unit;

•	a description of the methodology used to determine fair value;

•	a description of the key assumptions used and how the key assumptions were determined; and

•	a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test. In your response to this letter, please provide us with your proposed disclosures.

RESPONSE: As reported in Note 14 Segment Reporting on page 97 of our Form 10-K, as of December 31, 2009 we operated three reportable segments for which total reported goodwill was $186.5 million. We do not aggregate operating segments into reportable segments and therefore each reportable segment is considered a reporting unit for purposes of goodwill impairment testing. Approximately $101.8 million or 55% of the

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2010

Company’s total goodwill is reported in our Penn Foster segment and was derived from the acquisition of Penn Foster on December 7, 2009. Given the Penn Foster acquisition and arising goodwill are less than a year old and there were no interim triggering events for goodwill impairment testing, the Company does not plan to perform its impairment test on this portion of goodwill until its annual goodwill impairment review in the fourth quarter of 2010.

The remaining $84.7 million or 45% of the Company’s total goodwill belongs to its Test Preparation Services segment, and was subject to our annual impairment review in the fourth quarter of 2009. In accordance with ASC 350-20-35-3, we applied the two-step impairment model whereby the first step requires that we compare the fair value of the reporting unit with the reporting unit’s carrying amount (book value) including goodwill, to identify any potential impairment. With the assistance of an independent, third party valuation firm, we utilized a multiple valuation technique and determined that the fair value of the Test Preparation Services unit exceeded its book value by approximately 49%, and therefore concluded that goodwill was not impaired and that the second step of the two-step impairment model was not required.

The Company acknowledges that in future filings on Form 10-K, disclosure in our critical accounting policies and footnotes will state that none of our reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test, if true. If it is determined during the performance of our annual goodwill impairment review, or upon a goodwill impairment triggering event, if sooner, that the fair value of a reporting unit with goodwill is not substantially in excess of the carrying value, we will provide the recommended enhanced disclosure.

COMMENT:

Note 2. Acquisitions, page 69

3.	Tell us the factors you considered in concluding that the Penn Foster trade name has an indefinite useful life in accordance with the FASB Accounting Standards Codification 350-30-35. Please tell us about the methodology you used to determine fair value of the Penn Foster trade name.

RESPONSE: We concluded that the trade name be valued on an indefinite lived basis as it is a corporate name and not subject to product life cycles. There are no legal, regulatory, contractual, competitive, economic or other factors limiting the useful life to the Company and there is no foreseeable limit to the period over which the trade name is expected to contribute to the Company’s cash flows.

With the assistance of an independent, third party valuation firm, the Company utilized a market approach referred to as the relief from royalty method to value the Penn Foster trade name. The relief from royalty method is based on the theoretical premise that the future economic benefit of

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2010

owning an intangible asset is the amount that the Company would have to pay as a royalty to a third party to license it. In other words, the amount saved in licensing fees is considered to represent the profit contribution of the intangible asset. This amount is estimated by applying a fair market royalty rate to the projected revenue stream associated with the subject intangible asset.

The fair market royalty rate was derived from researching market participant royalty rates, and consideration of the following factors:

•	Trade names are business to consumer trademarks, which generally command higher royalty rates than business to business trademarks.

•

We consider trade names to play an important role in generating revenue and strong profit margins as they give an indication of quality in the market place as Penn Foster enjoys a lead industry status.

•

Penn Foster has experienced growth while utilizing the Penn Foster trade name and the Company plans to use it indefinitely. The adoption of the trade name has enabled Penn Foster to project an image more similar to an academic institution and has been instrumental in recent growth.

The projected revenue streams associated with the trade names were estimated assuming a long-term growth rate of 3.5%, which is consistent with long term industry and economic expectations. The royalty savings were tax affected based upon a market participant tax rate of 38.0% and the future cash flow savings were discounted at a weighted cost of capital rate of 15.0%. The total present value of cash flows associated with the trade name was increased for the tax benefit generated from future amortization deductions.

COMMENT:

Form 10-K/A for fiscal year ended December 31, 2009

Annual Incentives, page 12

4.	We note your disclosure that in 2009 no cash bonuses were paid to Mr. Perik, Mr. Richards or Mr. Winneg. However, we note your disclosure in the Summary Compensation Table on page 15 that Mr. Winneg received a $135,000 cash bonus in 2009, which was 90% of the target bonus of $150,000. Please advise.

RESPONSE: No cash bonus was paid to Mr. Winneg in 2009. The electronic version of the Summary Compensation Table reflects a printer error in which Mr. Winneg’s bonuses in 2008 and 2007 were inadvertently shifted up one line and reflected as 2009 and 2008 bonuses, respectively. However, the total compensation for Mr. Winneg as reflected in the Summary Compensation Table is accurate for all three years. In addition, the Summary Compensation Table included in the Company’s Proxy Statement that was mailed to stockholders on May 19, 2010 is accurate and does not contain the same printer

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2010

error contained in the electronic submission. A copy of the Summary Compensation Table included in the Company’s Proxy Statement (page 22) is being sent with a hard copy of this letter for the Staff’s convenience.

COMMENT:

Grant of Plan-Based Awards in Fiscal 2009, page 16

5.	In future filings, please provide the estimated future payouts under your non-equity and equity incentive plan awards. See Item 402(d)(2)(iii) and (iv) of Regulation S-K.

RESPONSE: With respect to the Company’s non-equity incentive plan awards, the Company acknowledges the Staff’s comment and will provide such disclosure in future filings. With respect to the Company’s equity incentive plan awards, the Company respectfully submits that awards under the plan are not paid or vested upon satisfaction of performance conditions and are properly disclosed in the Grants of Plan-Based Award Table.

COMMENT:

Potential Payments Upon Termination or Change in Control, page 17

6.	In future filings, please disclose the definition of “cause” as discussed in connection with your employment agreements.

RESPONSE: The Company acknowledges the Staff’s comment and will provide such disclosure in future filings.

*        *        *         *        *

In connection with the foregoing, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2010

If you have any questions concerning the enclosed matters, please contact me at (508) 663-5081 or by facsimile at (508) 663-5115.

Very truly yours,

/s/ Neal S. Winneg
Neal S. Winneg Executive Vice President, General Counsel and Secretary

cc:	Reid S. Hooper

United States Securities and Exchange Commission

Michael Perik

Stephen Richards

The Princeton Review, Inc.

John M. Mutkoski, Esq.

Edward A. King, Esq.

Goodwin Procter LLP